file nr. 82-34886

CSM

06012530

RECEIVED

2006 APR 14 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

SUPPL

CSM TO CLOSE PRODUCTION PLANT IN NORTH AMERICA

Diemen, The Netherlands, 5 April 2006 - CSM plans to close down the production facility in Elk Grove Village, Illinois. The plant closure, which is expected to be completed by the 2nd quarter of 2007 is part of the optimization process of the supply chain at CSM Bakery Supplies North America.

Elk Grove Village, a production facility of H.C. Brill, employs 146 employees in the manufacturing of frozen dough, fillings and icings under the "Karp's" brand. Production from Elk Grove Village will be transferred to other Brill manufacturing facilities in a phased schedule over the next twelve months in order to ensure uninterrupted supply and service to all our customers.

This measure is in line with previous announcements regarding the reinforcement of CSM's market positions and organizations and is part of CSM's worldwide 3S program (*a Strong company, a Sharp team, and a Solid performance*). The 3S program has already led to many restructuring measures including, so far in 2006, reorganizations in the Netherlands, France, Germany and the UK.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317 / cell phone +44 (0) 7767 227506

Background information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.6 billion and a workforce of approximately 8,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

In the North American market CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough. CSM Bakery Supplies North America is headquartered in Schaumburg, Illinois.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL